SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 December 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Appointment of Non-Executive Director dated 07 December 2020

Exhibit No: 99.1

 InterContinental Hotels Group PLC
Appointment of Non-Executive Director

7 December 2020 - InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces the appointment of Duriya Farooqui as an Independent Non-Executive Director of IHG. She will join the IHG Board with immediate effect.

Duriya is currently an Independent Director at Intercontinental Exchange, Inc., (NYSE:ICE), a leading operator of global exchanges and clearing houses, and provider of mortgage technology, data and listings services. She serves on the boards of NYSE and ICE NGX, both subsidiaries of ICE, and co-chairs the NYSE Board Advisory Council of CEOs, with a mission to expand board diversity.

Duriya was previously President of Supply Chain Innovation at Georgia-Pacific, leading an organization where companies collaborated to solve supply chain challenges. Prior to this, she was Executive Director of Atlanta Committee for Progress, a coalition of over 30 CEOs who offer leadership on economic development opportunities in Atlanta. Duriya has been a principal at Bain & Company, and also served as Chief Operating Officer for the City of Atlanta. This included responsibility for more than 7,000 employees and all operating departments, including Hartsfield-Jackson Atlanta International Airport.

Patrick Cescau, Non-Executive Chair, IHG, commented:
"Duriya combines more than two decades of relevant expertise in business strategy, transformation and innovation, with a clear commitment to driving responsible operations and diversity. Duriya's diverse board and executive-level experience will bring valuable insights and perspectives to IHG and I look forward to welcoming her to the Board."

Duriya will serve on the Audit and Responsible Business Committees of the IHG Board.

Pursuant to LR 9.6.13R, Duriya is an Independent Director at Intercontinental Exchange, Inc.

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

About IHG®
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 6,000 hotels and 890,000 guest rooms in more than 100 countries, with approximately 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	18 December 2020